

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

Dr. Michael Myers
Chief Executive Officer
Quoin Pharmaceuticals, Ltd.
42127 Pleasant Forest Court
Ashburn, VA 20148-7349

> **Re: Quoin Pharmaceuticals, Ltd.**
> **Registration Statement on Form S-1**
> **Filed February 3, 2023**
> **File No. 333-269543**

Dear Dr. Michael Myers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. When available, please revise your prospectus cover page to clarify the number of ADSs, pre-funded warrants, common warrants and ordinary shares being offered.

2. Please revise your prospectus cover page to disclose the date on which the offering will terminate. For guidance, please refer to Item 501(b)(8)(iii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Ansart at 202-551-4511 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Yelena M. Barychev